SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                 Rule 13-3 Transaction Statement
                (Pursuant to Section 13(e) of the
                Securities Exchange Act of 1934)
   DECADE COMPANIES INCOME PROPERTIES -- A LIMITED PARTNERSHIP
                      (Name of the Issuer)
   DECADE COMPANIES INCOME PROPERTIES -- A LIMITED PARTNERSHIP
                (Name of Person Filing Statement)
                  Limited Partnership Interests
                 (Title of Class of Securities)
                              None
              (CUSIP Number of Class of Securities)
                       Jeffrey Keierleber
                      c/o Decade Companies
    Decade Companies Income Properties--A Limited Partnership
                250 Patrick Boulevard, Suite 140
                Brookfield, Wisconsin  53045-5864
                         with copies to
                    Conrad G. Goodkind, Esq.
                         Quarles & Brady
                     411 E. Wisconsin Avenue
                Milwaukee, Wisconsin  53202-4497
_________________________________________________________________
(Names, Addresses and Telephone Numbers of Persons Authorized to
          Receive Notices and Communications on Behalf
                  of Person Filing Statement.)
           This Statement is filed in connection with
                  (check the appropriate box):
a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  [  ]  The filing of a registration statement under the
          Securities Act of 1933.
c.  [X]   A tender offer.
d.  [  ]  None of the above.
Check the following box if the soliciting materials or
information statement referred to are preliminary copies:   [  ]
____________________Calculation of Filing Fee____________________
     Transaction valuation*             Amount of Filing Fee
_________________________________________________________________
          $7,021,457                         $1,404.00
_________________________________________________________________

* For purposes of calculating the filing fee only. This amount assumes the purchase of 17,466.31 Limited Partnership Interests at a per Interest price of $402.00. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the securities subject to the tender offer.

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[  ] Check box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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     This Rule 13e-3 Transaction Statement (the "Statement")
relates to an issuer tender offer by Decade Companies Income Properties -- A Limited Partnership (the "Partnership") to purchase outstanding limited partnership interests (the "Interests") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (including the annexes thereto, the "Offer to Purchase"), and in the related Letter of Acceptance (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. This Statement is being filed by the Partnership. Capitalized terms used in this Statement and not defined herein shall have the meanings set forth in the Offer to Purchase.

     Concurrently with the filing of this Statement, the Partnership is filing with the Securities and Exchange Commission, a Schedule 13E-4 Issuer Tender Offer Statement. A copy of the Offer to Purchase is attached as Exhibit (d)(1) thereto. The information contained in the Offer to Purchase is incorporated by reference in answer to the items of this Statement and the Cross Reference Sheet set forth below shows the location in the Offer to Purchase of the information required to be included in response to the items of this Statement. The information contained in the Offer to Purchase, including all exhibits and annexes thereto, is hereby expressly incorporated by reference and the responses to each item herein are qualified in their entirety by reference to the information contained in the Offer to Purchase and the exhibits and annexes thereto.

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                      CROSS REFERENCE SHEET
       (Pursuant to General Instruction to Schedule 13E-3)



Item of                       Location in Offer to Repurchase
Schedule 13E-3                (for incorporation by reference)

Item 1.        Issuer and Class of Security Subject to the
               Transaction.

(a)       "The Partnership--Background of the Partnership."

(b)       "The Partnership--Background of the Partnership."

(c)       "Lack of Market and Distributions."

(d)       "Lack of Market and Distributions."

(e)       Not Applicable.

(f)       Not Applicable.

Item 2.        Identity and Background.

This Schedule 13E-3 is being filed only by the Partnership, the issuer of the class of securities which is the subject of this Rule 13e-3 transaction.

(a)-(d)   "The Partnership--Background of the Partnership."

(e)-(f) During the past five years, neither the Partnership nor any of the persons enumerated in General Instruction C to Schedule 13E-3 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(g) All relevant persons are citizens of the United States of America.

Item 3.   Past Contacts, Transactions or Negotiations.

(a) Not Applicable as the Schedule is being filed by the issuer alone.

(b)       "The Partnership--Interests of Certain Persons in the
          Offer."

Item 4.   Terms of the Transaction.

(a)       "The Offer."

(b)       "The Offer--Proration Rights."

Item 5.   Plans or Proposals of the Issuer or Affiliate.

(a)-(g)   "The Partnership--Certain Effects of the Offer;" "The
          Partnership--Conduct of the Partnership After the Offer."


Item 6.   Source and Amount of Funds or Other Consideration.

(a)-(d)   "Financing the Offer."


Item 7.   Purposes, Alternatives, Reasons and Effects.

(a)-(c)   "The Partnership--Background for the Offer."

(d)       "The Partnership--Certain Effects of the Offer."

Item 8.   Fairness of the Transaction.

(a)-(f)   "The Partnership--Determination of the Offer Price."

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c)   "The Partnership--August 1996 Appraisal of Pelican
          Sound; September 1996 Appraisal of Meadows II; April
          1996 Appraisal of Town Place;" "The Partnership--
          Opinion of The Valuations Group."

Item 10.  Interest in Securities of the Issuer.

(a)-(b)   "Security Ownership."

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

          "The Partnership--Interests of Certain Persons in the
          Offer."

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a)       "The Partnership--Interests of Certain Persons in the
          Offer."

(b)       "Security Ownership;" "The Offer."

Item 13.  Other Provisions of the Transaction.

(a)       "The Offer."

(b)-(c)   Not Applicable.

Item 14.  Financial Information.

(a)       "Financial Statements."

(b)       "Pro Forma Financial Data."

Item 15.  Persons and Assets Employed, Retained or Utilized.

(a)-(b)   "The Offer;" "Financing the Offer--Estimated Costs and
          Fees."

Item 16.  Additional Information.

          The Offer, the Annex and Exhibits attached hereto.

Item 17.  Material to be filed as Exhibits

(a)       Not Applicable

(b)  (1)  Fairness opinion of The Valuations Group (attached as
          Annex D to the Offer to Purchase).

     (2)  Appraisal of Pelican Sound, Report Letter dated August
          28, 1996, of Riggins, Atkinson, Combs, and Associates,
          Inc. (attached as Annex A to the Offer to Purchase).

     (3)  Appraisal of The Meadows II, Report Letter dated
          September 25, 1996, of T.M. Warner MAI, SRA (attached as Annex B to the Offer to Purchase).

     (4)  Appraisal of Town Place, Report Letter dated April 15,
          1996, of Riggins, Atkinson, Combs, and Associates, Inc.
          (attached as Annex C to the Offer to Purchase).

(c)       Not Applicable.

(d)  (1)  Offer To Purchase, dated October 24, 1996.

     (2)  Letter of Acceptance.

     (3)  Cover letter to Limited Partners, dated October 24,
          1996.

(e)       Not Applicable.

(f)       Not Applicable.

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                           SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  October 24, 1996.



                              DECADE COMPANIES INCOME PROPERTIES
                              -- A LIMITED PARTNERSHIP



                              BY:   /s/Jeffrey Keierleber
                                   Jeffrey Keierleber, General
                                   Partner of Decade Companies,
                                   General Partner of the
                                   Partnership

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